

Mail Stop 3233

October 16, 2015

Via E-mail
Todd W.L. Vigil
President and Chief Executive Officer
433 N. Camden Dr., Suite 600
Beverly Hills, CA 90210

> **Re: Vigilant Diversified Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2015**
> **File No. 333-206963**

Dear Mr. Vigil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 4

2.   We note that the description of your business in this section does not fully align with the description of your business on pages 32-33. For example, on page 4 you state that you "intend to provide turnkey support solutions to the legal cannabis industry and business services for cannabis companies." However, on pages 32-33, you describe providing

services relating to public offerings. Please revise your disclosure to consistently state your business.

3. We note that your disclosure on page 5 states that you intend to market your services primarily to California and Colorado cannabis-related companies. We further note your disclosure on page 29 that you plan to primarily focus on Colorado and Washington based cannabis companies. Please revise the disclosure to consistently state where you intend to market your services.

Risk Factors, page 9

4. We note your risk factor on page 9 regarding your financial condition. Please revise your disclosure to include a subcaption describing this risk.

5. We note your risk factor on page 11 discussing the risks of failing to comply with federal and state laws and regulations that regulate the consulting services industry. Please include risk factor disclosure discussing the possible law enforcement consequences under federal and any applicable state law that you may face from offering services to marijuana-related businesses.

6. Please include a risk factor to discuss, if true, that Mr. Vigil and Ms. Vigil have no experience in running a public company.

Use of Proceeds, page 19

7. Please explain the difference between Total Use of Net Proceeds and Total Use of Proceeds and clarify why Total Use of Net Proceeds is the same as Total Use of Proceeds for all columns except for the column where you're assuming the sale of 25%.

8. We note your disclosure in footnote 4 that Vigilant Diversified Holdings, Inc., a Colorado corporation, has verbally agreed to loan you funds to complete the registration process, but that such loans will not be necessary if you raise sufficient funds from this offering. Please reconcile this with your disclosure on page 30 that the Colorado corporation has already advanced you $49,064. Please also describe the business of the Colorado corporation and clarify whether Mr. Vigil and Ms. Vigil have any involvement with the Colorado corporation.

Directors, Executive Officers, Promoters, and Control Persons, page 35

Mr. Todd W.L. Vigil, Chairman, President, Chief Executive Officer, and Chief Financial Officer, page 35

9. We note your disclosure on page 36 regarding the rankings of Ladas and Hulings Inc. and Vigil Capital Management, L.P. Please provide us with support for these statements or

revise. Please also revise your disclosure to provide the dates of Mr. Vigil's employment with each business entity.

Possible Conflicts of Interest, page 37

10.   We note your disclosure on page 35 that Mr. Vigil is the CEO of Vigilant Enterprises, Inc., which is a consulting firm. Please revise your disclosure to discuss the conflicts that exist as a result of Mr. Vigil's responsibilities as CEO of Vigilant Enterprises, Inc. Please also discuss the extent of the similarities and differences in the services provided by Vigilant Enterprises, Inc., and the services you intend to provide.

Security Ownership of Certain Beneficial Owners and Management, page 39

11.   Please include the address for Vigil & Vigil Investments, LLC. See Item 403(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Donald Hateley, Esq.
        Hateley & Hampton